UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. )*

                   Under the Securities Exchange Act of 1934

                                Blockbuster Inc.
                                (Name of Issuer)

                     Class A Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   093679108
                                 (CUSIP Number)

                                (May 11, 2005)**
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X| Rule 13d-1(b)**

      |_| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Reporting Persons are filing this Schedule 13G to convert the Reporting Persons from being a Schedule 13D filer to a Schedule 13G filer with respect to the securities and the issuer named above pursuant to Rule 13d-1(b) and Rule 13d-1(h) under the Securities Exchange Act of 1934.

CUSIP No. 093679108

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Perry Corp.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           8,987,100
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         8,987,100
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,987,100(1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.59%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Perry Corp. also holds 2,903,100 shares of the Class B Common Stock of the Issuer, representing 4.03% of the outstanding shares of such class of stock, based upon 72,000,000 shares of Class B common stock outstanding as of as May 2, 2005, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005.

(2) Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such shares that relates to his economic interest in such shares.

CUSIP No. 093679108

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard C. Perry
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES            8,987,100 (all shares beneficially owned by Perry Corp.)(2)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING          8,987,100 (all shares beneficially owned by Perry Corp.)(2)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,987,100(1)(2)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.59%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Perry Corp. also holds 2,903,100 shares of the Class B Common Stock of the Issuer, representing 4.03% of the outstanding shares of such class of stock, based upon 72,000,000 shares of Class B common stock outstanding as of as May 2, 2005, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005.

(2) Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such shares that relates to his economic interest in such shares.

The Reporting Persons have previously filed statements on Schedule 13D to report their ownership position in the Issuer. The Reporting Persons do not hold the shares of Common Stock of the Issuer for the purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons have determined to report their ownership position in the Issuer on Schedule 13G under the Act.

ITEM 1(a).  NAME OF ISSUER:

            Blockbuster Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL PLACE EXECUTIVE OFFICES:

            1201 Elm Street
            Dallas, TX 75270

ITEM 2(a).  NAME OF PERSON FILING:

            This statement is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a private investment firm, and Richard C. Perry is the President and sole stockholder of Perry Corp. Their agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

            This statement relates to shares held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            599 Lexington Avenue
            New York, NY 10022

ITEM 2(c).  CITIZENSHIP:

            Perry Corp. is a New York corporation and Richard C. Perry is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, par value $0.01 (the "Common Stock")

 ITEM 2(e). CUSIP NUMBER:

            093679108

ITEM 3. Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and Richard C. Perry is a control person of Perry Corp.

ITEM 4.     OWNERSHIP:

            (a)   AMOUNT BENEFICIALLY OWNED:

                  8,987,100(1)(2)

            (b)   PERCENT OF CLASS:

                  7.59%

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   Sole power to vote or to direct the vote:

                        8,987,100(1)

                  (ii)  Shared power to vote or to direct the vote:

                        NONE

                  (iii) Sole power to dispose or to direct the disposition of:

                        8,987,100(1)

                  (iv) Shared power to dispose or to direct the disposition of:

                       NONE

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].

-----------
(1) Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such shares that relates to his economic interest in such shares.

(2) Perry Corp. also holds 2,903,100 shares of the Class B Common Stock of the Issuer, representing 4.03% of the outstanding shares of such class of stock, based upon 72,000,000 shares of Class B common stock outstanding as of as May 2, 2005, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages)in such funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            See Exhibit B

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             PERRY CORP.

Dated:  May 19, 2005
        New York, New York                   By: /s/ Richard C. Perry
                                                 -----------------------------
                                                 Name: Richard C. Perry
                                                 Title: President

Dated:  May 19, 2005
        New York, New York                       /s/ Richard C. Perry
                                                 -----------------------------
                                                 Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Blockbuster Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                           PERRY CORP.

Dated:  May 19, 2005
        New York, New York                 By: /s/ Richard C. Perry
                                               -----------------------------
                                               Name: Richard C. Perry
                                               Title: President

Dated:  May 19, 2005
        New York, New York                     /s/ Richard C. Perry
                                               -----------------------------
                                               Richard C. Perry

                                                                       EXHIBIT B

                                     ITEM 7

      Perry Corp. is the relevant entity for which Richard C. Perry may be considered a control person.

      Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.